Exhibit 99.3

The share exchange described in this press release involves securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than in connection with the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 14, 2022

To whom it may concern:

Company name:	Tokyu Recreation Co., Ltd.
Representative:	Shinzo Kanno, President & Representative Director
(Code number: 9631 TSE Standard Market)
Contact:	Yuichi Nakanishi, General Manager of General Affairs Dept.
(TEL. +81-3-3462-8888)

Notice Concerning Abolition of the Shareholder Benefit Program

Tokyu Recreation (the "Company") announces that at the meeting of the Board of Directors held on September 14, 2022, the Company resolved to abolish the Shareholder Benefit Program effective as of the record date of December 31, 2022.

1.	Regarding the Abolition of the Shareholder Benefit Program

As described in the "Notice Concerning Conclusion of Share Exchange Agreement by Tokyu Corporation for Making Tokyu Recreation Co., Ltd. a Wholly Owned Subsidiary" announced on September 14, 2022, the Company has executed a share exchange agreement with Tokyu Corporation ("Tokyu") regarding a share exchange (the "Share Exchange") in which Tokyu will be the wholly owning parent company in the share exchange and the Company will be the wholly owned subsidiary in the share exchange. The Company has decided to abolish the Shareholder Benefit Program as of the record date of December 31, 2022 because if the Company obtains the necessary approval for the Share Exchange at an extraordinary general meeting of shareholders to be held on November 21, 2022, and the Share Exchange is implemented, the Company is expected to be delisted on December 29, 2022.

The Company would sincerely request for the understanding of its shareholders.

2.	Available Period of the Shareholder Benefit Points

Grant date of the shareholder benefit points and their available periods will be as follows:

(i)	Shareholder Benefit as of the Record Date of June 30, 2022

Grant Date: November 1, 2022

Available Period: from November 1, 2022 to April 30, 2023

(ii)	Shareholder Benefit as of the Record Date of December 31, 2022

Grant Date: May 1, 2023

Available Period: from May 1, 2023 to October 31, 2023

3.	Presentation of Additional Shareholder Benefits

In order to express its heartfelt gratitude to its shareholders for their understanding and warm support for the Company's management over the years and to express its gratitude for their long-term support, the Company would like to present additional shareholder benefits as follows:

(i)	Granting of additional shareholder benefit points

This time, for shareholders who hold 200 or more shares of the Company and are listed or recorded in the Company’s shareholder registry as of December 31, 2022, in addition to the usual shareholder benefit points, the Company will grant additional shareholder benefit points on November 1, 2023. These additional shareholder benefit points can be used from November 1, 2023 to April 30, 2024.

The amount of the additional shareholder benefit points are scheduled to be the same as that of the shareholder benefit points to be granted on May 1, 2023.

(Available Period for the Additional Shareholder Benefit Points)

(ii)	Voucher for the 109 Cinemas Premium Shinjuku (one)

For shareholders who hold 200 or more shares of the Company and are listed or recorded in the Company’s shareholder registry as of December 31, 2022, the Company will grant one invitation ticket that can be used at the 109 Cinemas Premium Shinjuku, which is scheduled to open in April 2023.

4.	Changes to Tokyu's Shareholder Benefits

If the Share Exchange is carried out, Tokyu will provide its shareholders who hold 500 or more shares of Tokyu with four "Discount tickets for movies" every half year that enable them to watch movies for 1,000 yen at "19 sites of the 109 Cinemas chain" (including the Movil), in addition to the existing shareholder benefits.

The shareholders listed on the Tokyu’s shareholder registry on March 31, 2023 and onwards will be eligible.

For details of the change in Tokyu’s shareholder benefits, please refer to "Revision of the Shareholder Benefit Program" announced by Tokyu today.

[Contact concerning this notice]

● Shareholders

Call Center TEL: +81-120-975-523 (Toll free number) Reception hours: 10: 00 - 18: 00 (excluding Saturdays, Sundays and holidays) (Opening period: September 14, 2022 - November 18, 2022)

● Members of the press and IR-related parties

General Affairs Dept., Tokyu Recreation Co., Ltd. TEL +81-3-3462-8888 Reception hours: 10: 00 - 12: 30, 14: 00 - 17: 00 (excluding Saturdays, Sundays and holidays)

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